UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

____________

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK
PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission File Number 1-32532

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

ASHLAND INC. UNION EMPLOYEE SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ASHLAND INC.
50 E. RiverCenter Boulevard
P.O. Box 391
Covington, Kentucky 41012-0391

Telephone Number (859) 815-3333

Ashland Inc. Union Employee Savings Plan

Financial Statements and Schedules

December 31, 2011 and 2010 and for the year ended
December 31, 2011, with Reports of Independent Registered Public Accounting Firms

CONTENTS

Page
Reports of Independent Registered Public Accounting Firms . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	3-4

Audited Financial Statements

Statements of Net Assets Available for Benefits . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	5
Statement of Changes in Net Assets Available for Benefits . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	6
Notes to Financial Statements . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	7

Schedules *

Schedule H; Line 4i – Schedule of Assets (Held at End of Year) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	19

*
Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Investment and Administrative Oversight Committee
 and Participants of the Ashland Inc. Union Employee Savings Plan

We have audited the accompanying statement of net assets available for benefits of the Ashland Inc. Union Employee Savings Plan (the “Plan”) as of December 31, 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011, and the changes in net assets available for benefits for the year ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplemental Schedule H, line 4i – Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental information is the responsibility of the Plan’s management. The information has been subjected to the auditing procedures applied in the audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

June 22, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Ashland Inc. Union Employee Savings Plan

We have audited the accompanying statement of net assets available for benefits of Ashland Inc. Union Employee Savings Plan (formerly, Hercules Incorporated Savings and Investment Plan) as of December 31, 2010. This financial statement is the responsibility of the Plan's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of Ashland Inc. Union Employee Savings Plan as of December 31, 2010, in conformity with accounting principles generally accepted in the United States.

Bala Cynwyd, Pennsylvania
June 28, 2011

ASHLAND INC. UNION EMPLOYEE SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31
	2011	2010
Assets
Investments, at fair value:
Ashland Common Stock Fund	$-	$3,880,748
Shares of Registered Investment Companies	-	5,262,887
Interest in the Ashland Inc. Savings Plan Master Trust	26,989,911	-
Investments in transit	-	236,989,002
	26,989,911	246,132,637
Receivables:
Contributions	217,279	1,203,659
Participant loans	1,247,575	1,301,893
Total assets	28,454,765	248,638,189

Liabilities
Payable to Ashland Plan	-	221,564,252
Accrued expenses	13,183	-
Total liabilities	13,183	221,564,252

Net assets available for benefits at fair value	28,441,582	27,073,937

Adjustment from fair value to contract value for
fully benefit-responsive investment contracts	(502,430)	-
Net assets available for benefits	$27,939,152	$27,073,937

See accompanying notes to financial statements.

ASHLAND INC. UNION EMPLOYEE SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31, 2011

Additions to net assets attributed to:
Plan interest in Ashland Inc. Savings Plan Master Trust investment income	$667,508
Contributions:
Participants	1,742,865
Employers	811,329
Rollover	80,395
Loan interest	51,126
Total additions	3,353,223

Deductions from net assets attributed to:
Benefits paid to participants	(1,311,632)
Administrative expenses	(25,944)
Total deductions	(1,337,576)

Transfer to other plans	(1,150,432)

Net change in plan assets	865,215
Net assets available for benefits, beginning of year	27,073,937

Net assets available for benefits, end of year	$27,939,152

See accompanying notes to financial statements.

ASHLAND INC. UNION EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2011 and 2010

NOTE A – DESCRIPTION OF THE PLAN

General

The following description of the Ashland Inc. Union Employee Savings Plan (Plan) provides only general information.  The information in this Note is not a Summary Plan Description or Plan document, as these terms are defined under the Employee Retirement Income Security Act of 1974 (ERISA).  Instead, this information merely summarizes selected aspects of the Plan.  Read the Summary Plan Description or the Plan document for more information about the Plan.  The Plan document controls the terms of the Plan and supersedes any inconsistencies contained herein or in the Summary Plan Description.  Ashland Inc. (Ashland or the Company), as Plan Administrator, retains all rights to determine, interpret and apply the Plan’s terms to factual matters and matters of law.  This retained discretionary authority is more particularly described in the Summary Plan Description and in the Plan document.

As of December 31, 2010, the Hercules Savings and Investment Plan was renamed the Ashland Inc. Union Employee Savings Plan. In conjunction with this change, a majority of the participants were transferred to the Ashland Inc. Employee Savings Plan with the exception of a select group of union-affiliated employees.  The union-affiliated employees remaining in the Plan will continue to do so indefinitely. The Vanguard Group was both the Trustee and Recordkeeper for the Plan. As of December 31, 2010, both the Trustee and Recordkeeper for the Plan were changed to Fidelity Management Trust Company.

Contributions

Eligibility and Employee Contributions

Upon hire, all employees of Ashland or any subsidiary or affiliate who are members of a collective bargaining unit that has bargained to participate in the Plan:  (1) are eligible to participate in the Plan; (2) are enrolled in the Plan unless they choose not to participate and (3) obtain non-forfeitable (“vested”) rights to the full market value of their account.  At enrollment, participants may elect to contribute from 1% to 50% of their monthly wages on either a pre-tax or post-tax basis, or a combination thereof subject to Internal Revenue Code limitations. New participants are deemed to elect to contribute 3% of their wages as pre-tax contributions, unless they elect otherwise.  Excluding catch-up contributions, participants were limited to contributions of $16,500 in 2011.

Eligible employees who are at least age 50 by December 31 can make catch-up contributions in addition to the regular contribution. Catch-up contributions are pre-tax contributions from an eligible participant’s compensation in excess of a plan-imposed limit or the legal pre-tax contribution limit. Therefore, the eligible participant’s contributions must first reach a plan-imposed limit or the legal pre-tax contribution limit before any contributions are characterized as catch-up contributions. These employees may contribute a maximum of $5,500 as catch-up contributions for 2011.

Employer Contributions

Ashland contributes a matching contribution of 50% of the first 6% of the earnings that an employee contributes to the Plan for the pay period.  The matching contribution may be made in shares of stock or cash.

Basic Retirement Contributions

For employees hired on or after January 1, 2005, Ashland also makes a Basic Retirement Contribution equal to 2% of their earnings each pay period.

ASHLAND INC. UNION EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

NOTE A – DESCRIPTION OF THE PLAN (continued)

Contributions (continued)

Performance Retirement Contribution

Effective January 1, 2005, the Plan was amended to permit variable employer contributions to eligible participants.  This Performance Retirement Contribution (“PRC”) is based on Company performance each year against specific performance targets.  Effective January 1, 2009, Company performance may include the metrics deemed advisable or convenient and may include performance of the whole Company and each affiliate.  Company performance at target will generate an average PRC contribution equal to 3% of participant’s annual wages.  If the Company’s performance exceeds the target, the average contribution could go up to 6% of annual wages.  If the Company achieves the target in a given year and generates a 3% pool, the Company will make contributions to the participants’ accounts in these amounts:

Period of Service	Percentage of Compensation
1 - 10 years	1.5%
11 - 20 years	3.0%
21 or more years	4.5%

The Company performance target for the PRC for 2011 was Operating Income and Working Capital, and Operating Cash Flow in 2010.  In 2011, the Plan received $1,150,432 of the 2010 PRC contribution related to participants who transferred to the Ashland Inc. Employee Savings Plan effective December 31, 2010.  This balance was transferred accordingly in 2011.

Vesting

The Plan provides for immediate vesting of all employer and employee contributions regardless of the employee’s length of participation in the Plan or service with the employer. However, to preserve the qualified status of the Plan with the Internal Revenue Service, there are certain restrictions on the employee’s right to withdraw contributions and any earnings thereon while actively employed by Ashland or its subsidiaries. If a participant or beneficiary entitled to a benefit cannot be located, the vested benefit is forfeited. However, if such a participant or beneficiary makes a proper claim prior to the termination of the Plan, the forfeited benefit shall be restored in an amount equal to the amount forfeited, unadjusted for any gains or losses.

Voting Rights

Participants may instruct the trustee on how to vote shares of Ashland Inc. Common Stock held in their Ashland Common Stock Fund account and are notified by the trustee prior to the time such rights are to be exercised. The trustee will vote fractional shares and shares for which it received no instructions in the same proportion as the voting instructions on allocated shares received from participants. Participants may also direct the trustee on how to respond if a tender offer is made for Ashland Inc. Common Stock. If no instructions are received from a participant on a tender offer it will be considered to be instruction to the trustee not to respond to the offer.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and, (b) Plan earnings (losses), and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

ASHLAND INC. UNION EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

NOTE A – DESCRIPTION OF THE PLAN (continued)

Participant Loans

The Plan includes an employee note receivable provision authorizing participants to borrow a minimum of $1,000 up to a maximum amount that is equal to the lesser of $50,000 or 50% of their vested balances in the Plan.  The note receivables are evidenced by promissory notes and have a minimum term of 12 months and a maximum term of 60 months, except for qualified residential notes, which have a maximum term of 120 months.  The note receivables bear a reasonable interest rate fixed at the date the note is granted.  The note receivables are repaid over the term in monthly installments of principal and interest by payroll deduction.  A participant also has the right to repay the note receivable in full at any time without penalty.  Delinquent participant loans are recorded as a distribution based upon the terms of the Plan document.

Payments of Benefits

Participants may withdraw a certain portion of their account while employed. The portion that can be withdrawn depends upon whether the employee is age 59-½ and the source of funds. Only one such withdrawal is allowed in any 12 month period and the withdrawal cannot exceed the current value of the total account.

Upon termination of employment, the participant, or beneficiary in the event of death, may receive the entire value of the account in either a lump sum payment or installments over a limited period of time. If the total value of the account is $1,000 or less, the value of the account will be distributed in a lump sum without the participant’s consent.

Plan Termination

Although it has not expressed any intention to do so, Ashland reserves the right, at its sole discretion, to amend, suspend, modify, interpret, discontinue or terminate the Plan or change the funding method at any time without the requirement to give cause or consideration to any individual, subject to the provisions set forth in ERISA. No accounting treatment or funding of the Plan shall be deemed evidence of intent to limit in any way the right to amend or terminate the Plan.

NOTE B – SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements have been prepared on the accrual basis of accounting.  Certain prior year amounts have been reclassified herein to conform to the current method of presentation.

Use of Estimates

The preparation of the financial statements and accompanying notes in conformity with U.S. generally accepted accounting principles requires the Plan’s management to make estimates and assumptions that affect the amounts reported.  Actual results could differ from those estimates.

Master Trust

The investments of the Plan are pooled with the investments of the Ashland Inc. Employee Savings Plan in a master trust pursuant to an amended agreement between Fidelity Management Trust Company, the trustee, and Ashland — Ashland Inc. Savings Plan Master Trust (the Master Trust), effective December 31, 2010.  During 2011, the Plan’s investments were transferred into the Master Trust, which resulted in the commingling of funds and thus the current year Master Trust presentation.

ASHLAND INC. UNION EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

NOTE B – SIGNIFICANT ACCOUNTING POLICIES (continued)

Investments

The Plan’s investment in the Master Trust is stated at fair value based on the fair value of the underlying investments of the Master Trust. These investments are determined primarily by quoted market prices, except for the Stable Value Fund (see Note F).

Investment Contracts

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Statements of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Income and Expense Recognition

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  Net appreciation includes the Master Trust’s gains and losses on investments bought and sold as well as held during the year.  This activity is presented as “Plan interest in Ashland Inc. Savings Plan Master Trust investment income” on the Statement of Changes in Net Assets Available for Benefits.

Payment of Benefits

Benefits are recorded when paid.

Administrative Expenses

The majority of costs and expenses of administering the Plan are paid by Ashland, except that loan initiation and maintenance fees, short-term redemption fees and overnight charges are paid by participants.  Investment management fees are paid to the investment managers from their respective funds.

Recently Adopted Accounting Pronouncements

In January 2010, the FASB issued Accounting Standards Update 2010-06, Improving Disclosures about Fair Value Measurements (ASU 2010-06).  ASU 2010-06 amended ASC 820 to clarify certain existing fair value disclosures and requires a number of additional disclosures.  The guidance in ASU 2010-06 clarified that disclosures should be presented separately for each “class” of assets and liabilities measured at fair value and provided guidance on how to determine the appropriate classes of assets and liabilities to be presented. ASU 2010-06 also clarified the requirement for entities to disclose information about both the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements.  In addition, ASU 2010-06 introduced new requirements to disclose the amounts (on a gross basis) and reasons for any significant transfers between Levels 1, 2 and 3 of the fair value hierarchy and presents information regarding the purchases, sales, issuances, and settlements of Level 3 assets and liabilities on a gross basis.  With the exception of the requirement to present changes in Level 3 measurements on a gross basis, which was delayed until 2011, the guidance in ASU 2010-06 became effective for reporting periods beginning after December 15, 2009.  Adoption of ASU 2010-06 did not have a material effect on the Plan’s Statements of Net Assets Available for Benefits or its Statement of Changes in Net Assets Available for Benefits.

ASHLAND INC. UNION EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

NOTE B – SIGNIFICANT ACCOUNTING POLICIES (continued)

Recently Adopted Accounting Pronouncements (continued)

In September 2010, the FASB issued Accounting Standards Update 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans (ASU 2010-25). ASU 2010-25 requires loans to the participants in an entity’s defined contribution pension plan be classified as notes receivable.  These loans are to be reported separately from plan investments.  The proper measurement of these loans is their unpaid principal balances, plus all accrued but unpaid interest.  The guidance in ASU 2010-25 becomes effective for reporting periods ending after December 15, 2010 and must be applied retrospectively.  Adoption of ASU 2010-25 did not have a material effect on the Plan’s Statements of Net Assets Available for Benefits or its Statement of Changes in Net Assets Available for Benefits.

New Accounting Pronouncements

In May 2011, the FASB issued Accounting Standards Update 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs (ASU 2011-04).  ASU 2011-04 establishes common fair value techniques between accounting principles generally accepted in the United States (U.S. GAAP) and International Financial Reporting Standards (IFRSs), as well as improves understandability of the fair value disclosures.  The guidance in ASU 2011-04 becomes effective for reporting periods beginning after December 15, 2011 and is not expected to have a significant effect on the Plan.

Subsequent Events

The Plan evaluated subsequent events through June 22, 2012, the date the financial statements were available to be issued.

 NOTE C – MASTER TRUST INVESTMENTS

The Master Trust was created during 2011 upon the transfer of Plan assets which combined with the Ashland Inc. Employee Savings Plan assets to ultimately form the current Master Trust.  At December 31, 2011, the Plan’s interest in the net assets of the Master Trust was approximately 2.4%.  The Master Trust allocates individual assets to each plan participating in the Master Trust arrangement.  Therefore, the investment results from individual assets of the Plan may not reflect its proportionate interest in the Master Trust.

The following table presents the assets including investments and liabilities of the Master Trust at December 31:

ASHLAND INC. UNION EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

NOTE C – MASTER TRUST INVESTMENTS (continued)

2011
Investments, at fair value:
Ashland Common Stock Fund
Money Market Fund	$1,870,138
Ashland Inc. Common Stock	154,209,209
Shares of Registered Investment Companies
Domestic Equity	209,400,223
International Equity	27,530,368
Bond/Fixed Income	90,289,831
Lifecycle/Blended	369,581,352
Self-directed Brokerage Accounts	8,859,286
Stable Value Fund
Money Market Fund	20,076,309
Cash Equivalents	29,545,016
Government Bonds/Notes	118,206,233
Non-U.S. Government Bonds	9,451,828
Corporate Bonds	59,497,750
Mutual Funds	1,231,110
Mortgage-backed Securities	20,067,520
Other	3,172,928
Wrap Contracts	127,862
Total investments at fair value	1,123,116,963
Receivables	59,628,426
Total assets	1,182,745,389
Payables	(37,038,727)
Net assets available for benefits	$1,145,706,662

The following table presents the net appreciation (depreciation) in investments (including gains and losses on investments bought and sold, as well as held during the year) and investment income in the Master Trust for the year ended December 31, 2011:

2011
Net realized and unrealized appreciation (depreciation) in fair value of investments:
Ashland Common Stock Fund	$26,840,666
Shares of Registered Investment Companies	(29,665,148)
Stable Value Fund	(20,164)
(2,844,646)
Investment income:
Dividends
Ashland Common Stock Fund	1,965,923
Shares of Registered Investment Companies	23,383,992
Interest
Ashland Common Stock Fund	2,637
Stable Value Fund	8,734,007
34,086,559

Total	$31,241,913

ASHLAND INC. UNION EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

NOTE D – REPORTABLE INVESTMENTS

The assets of the Plan are held in the Master Trust.  The fair values of individual investments that represent 5% or more of the net assets of the Plan at December 31, 2011 and 2010 are as follows:

	December 31
	2011	2010
Interest in the Ashland Inc. Savings Plan Master Trust	$26,989,911	$-
Ashland Inc. Common Stock	-	3,880,748
Vanguard Institutional Index	-	2,170,934
Vanguard Total Bond Market Index Fund	-	1,485,190
Vanguard Explorer Fund	-	646,972
Vanguard Small-Cap Value Index Fund	-	537,655

NOTE E – INVESTMENT CONTRACTS

The investment contracts held by the Master Trust in the Stable Value Fund are known as synthetic and separate account guaranteed investment contracts (GICs).

In a synthetic GIC structure, the underlying investments are owned by the Master Trust and held in the trust for plan participants.  The fair value of the synthetic GIC contracts at December 31, 2011 was $120,054,396 while the contract value was $109,487,294.

In a separate account GIC structure, investments are in a segregated account of assets maintained by an insurance company for the benefit of the investors. The total return of the segregated account assets supports the separate account GICs return. Fair values of separate account GICs are calculated using the market value provided by the insurance companies that manage the underlying assets of the product. The fair value of the separate account GIC at December 31, 2011 was $145,009,198 while contract value was $139,107,980.

Both synthetic and separate account GIC instruments have wrapper contracts that are purchased from an insurance company or bank.  The wrapper contracts amortize the realized and unrealized gains and losses on the underlying fixed income investments, typically over the duration of the investments, through adjustments to the future interest crediting rate. The fair value assigned to the wrapper contracts at December 31, 2011 was $127,862.  At December 31, 2011, the crediting interest rate for these investment contracts was between 2.90% and 4.38%.

The key factors that influence the future interest crediting rates include:  the level of market interest rates; the amount and timing of participant contributions, transfers, and withdrawals into and out of the contract; the investment returns generated by the underlying fixed income investments; and the duration of the underlying investments.

To determine the interest crediting rate, wrapper contracts use a formula that is based on the characteristics of the underlying fixed income portfolio, including the contract interest credit rate, yield to maturity of underlying investments, market value of underlying investments, contract value, duration of the portfolio, and wrapper contract fees.  The interest crediting rates of the contracts are typically reset on a quarterly basis.  All wrapper contracts provide for a minimum interest crediting of zero percent.

The resulting gains and losses in the market value of the underlying investments relative to the wrapper contract value are represented on the Statements of Net Assets Available for Benefits as the “Adjustment from fair value to contract value for fully benefit-responsive investment contracts.”  If the adjustment amount is positive for a specific contract, this indicates that the wrapper contract value is greater than the

ASHLAND INC. UNION EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

NOTE E – INVESTMENT CONTRACTS (continued)

market value of the underlying investments.  The embedded market value losses will be amortized in the future through a lower interest crediting rate.  If the adjustment amount is negative for a specific contract, this indicates that the wrapper contract value is less than the market value of the underlying investments.  The amortization of the embedded market value gains will cause the future interest crediting rate to be higher.

The average yield of the investment contracts based on actual earnings was 2.66% in 2011, while the average yield adjusted to reflect the actual interest rate credited to participants was 3.10% in 2011.

Limits to Ability to Transact at Fair Value

In certain circumstances, the amount withdrawn from a wrapper contract would be payable at fair value rather than at contract value.  These circumstances include termination of the Plan, a material adverse change to the provisions of the Plan, if Ashland withdraws from a wrapper contract in order to switch to a different investment provider, or if the terms of a successor plan do not meet the wrapper contract issuer’s underwriting criteria.  The circumstances described above that could result in payment of benefits at market value rather than contract value are not probable of occurring in the foreseeable future.

Issuer-Initiated Contract Termination

Examples of events that would permit a wrapper contract issuer to terminate a wrapper contract upon short notice include the Plan’s loss of its qualified status, material and adverse changes to the provisions of the Plan, or un-cured material breaches of responsibilities.  If one of these events was to occur, the wrapper contract issuer could terminate the wrapper contract at the market value of the underlying investments, or in the case of a traditional GIC, at the hypothetical market value based upon a contractual formula.

NOTE F – FAIR VALUE MEASUREMENTS

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). An instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the instrument’s fair value measurement. The three levels within the fair value hierarchy are described as follows:

Level 1 – Observable inputs such as unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 – Inputs, other than quoted prices included in Level 1, which are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3 – Unobservable inputs for the asset or liability for which there is little, if any, market activity at the measurement date.  Unobservable inputs reflect Ashland’s own assumptions about what market participants would use to price the asset or liability.  The inputs are developed based on the best information available in the circumstances, which might include Ashland’s own financial data such as internally developed pricing models, discounted cash flow methodologies, as well as instruments for which the fair value determination requires significant management judgment.

ASHLAND INC. UNION EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

NOTE F – FAIR VALUE MEASUREMENTS (continued)

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

As of December 31, 2011, the Plan held no investments outside of its interest held in the Master Trust.  During 2011, there were no transfers of investments between Level 2 to Level 1 or Level 3 to Level 2.  The following table sets forth by level, within the fair value hierarchy, the Master Trust’s investment assets at fair value as of December 31, 2011:

	Level 1	Level 2	Level 3	Total
Ashland Common Stock Fund
Money Market Fund	$1,870,138	$-	$-	$1,870,138
Ashland Inc. Common Stock	154,209,209	-	-	154,209,209
Shares of Registered Investment Companies
Domestic Equity	209,400,223	-	-	209,400,223
International Equity	27,530,368	-	-	27,530,368
Bond/Fixed Income	90,289,831	-	-	90,289,831
Lifecycle/Blended	369,581,352	-	-	369,581,352
Self-directed Brokerage Accounts	-	8,859,286	-	8,859,286
Stable Value Fund
Money Market Fund	20,076,309	-	-	20,076,309
Cash Equivalents	-	29,545,016	-	29,545,016
Government Bonds/Notes	-	118,206,233	-	118,206,233
Non-U.S. Government Bonds	-	9,451,828	-	9,451,828
Corporate Bonds	-	59,497,750	-	59,497,750
Mutual Funds	1,231,110	-	-	1,231,110
Mortgage-backed Securities	-	20,067,520	-	20,067,520
Other	-	3,172,928	-	3,172,928
Wrap Contracts	-	-	127,862	127,862
Total	$874,188,540	$248,800,561	$127,862	$1,123,116,963

The following table sets forth by level, within the fair value hierarchy, the Plan’s investment assets at fair value as of December 31, 2010:

	Level 1	Level 2	Level 3	Total
Ashland Common Stock Fund	$3,880,748	$-	$-	$3,880,748
Mutual funds
Vanguard Explorer Fund	646,972	-	-	646,972
Vanguard Extended Market Index	320,577	-	-	320,577
Vanguard Inflation-Protected Securities Fund	101,560	-	-	101,560
Vanguard Institutional Index Fund	2,170,933	-	-	2,170,933
Vanguard Small-Cap Index	537,655	-	-	537,655
Vanguard Total Bond Market Index	1,485,190	-	-	1,485,190
Total	$9,143,635	$-	$-	$9,143,635

Following is a description of the valuation methodologies used for assets measured at fair value as of December 31, 2011 and 2010.

Money Market Funds, Shares of Registered Investment Companies, Mutual Funds, Ashland Inc. Common Stock – Valued at the quoted market price of shares held by the plan at year-end.

Ashland Common Stock Fund – Value is determined based on the underlying investments, which are traded on an exchange and active market.

ASHLAND INC. UNION EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

NOTE F – FAIR VALUE MEASUREMENTS (continued)

Self-directed Brokerage Accounts – Fair value is determined based on the underlying investments, which are traded on an exchange and active market.

Stable Value Fund – The value of the Stable Value Fund is based on the fair value of the underlying investment assets, and the fair value of the wrap contracts is determined using a discounted cash flow model which considers recent pricing as determined by providers, a yield curve for financial institutions, and the duration of the underlying asset portfolio.  Future fee payments under the wrap contracts are calculated based on the estimated replacement cost and projected over a time period equal to the duration of the underlying asset portfolio.  The duration of the portfolio is used as that is the time to maturity in the event the wrap contracts are terminated at contract value.  The future estimated fee payments are then discounted using an AA bank yield curve provided by Bloomberg to determine each future payment’s present value.  This present value is the estimated fair value for the wrap contracts.  In order to achieve the desired returns, the investment manager of the Stable Value Fund may invest in various derivative instruments including equity futures, credit default swaps and purchase and call options.  Use of such derivative instruments did not have a material effect on the 2011 statements.

The table below sets forth a summary of changes in the fair value of the Master Trust’s Level 3 investment assets for the year ended December 31, 2011.  The $526,179 of Level 3 investments at December 31, 2010 were held by the Ashland Inc. Employee Savings Plan.  Please reference Note C for further discussion over the Master Trust.

Level 3 Assets
Wrap Contracts
Balance at December 31, 2010	$526,179
Net Realized and Unrealized Gains (Losses)	(398,317)
Balance at December 31, 2011	$127,862

The total gains and losses including unrealized gains and losses for Level 3 assets relate to investment and insurance contracts held in the Stable Value Fund and are not reported in the Statement of Changes in Net Assets Available for Benefits because these statements are prepared on a contract value basis.  Total gains and losses for Level 3 assets are included in the adjustment from fair value to contract value for fully benefit-responsive investment and insurance contracts reported on the Statements of Net Assets Available for Benefits.

NOTE G – TRANSACTIONS WITH RELATED PARTIES

The Plan’s portion of the Master Trust held 73,594 shares of Ashland Inc. Common Stock as of December 31, 2011, with a fair value of $4,206,661.  The Plan’s interest in the Master Trust received dividends on Ashland Inc. Common Stock of $42,738 in 2011.  The remaining dividends relate to certain Master Trust investments classified as Shares of Registered Investment Companies. Fidelity Management Trust Company acts as the Trustee and Recordkeeper of the Plan. PIMCO, an Allianz Global Investors company, was also a provider of fiduciary services to the Master Trust during the year.

Fees of $25,944 were paid by the Plan for investment management services.  Costs paid by Ashland are not charged to the Plan or Master Trust for services it performs on behalf of the Plan.

ASHLAND INC. UNION EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

NOTE H – DIFFERENCES BETWEEN FINANCIAL STATEMENTS AND FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500.

	December 31
	2011	2010
Net assets available for benefits per financial statements	$27,939,152	$27,073,937
Adjustment from contract value to fair value - current year	502,430	-
Benefit claims payable	(5,065)	-
Receivable on deemed distributions of participant loans	(323)	-
Net assets available for benefits per Form 5500	$28,436,194	$27,073,937

The following is a reconciliation of the net investment appreciation per the financial statements to the Form 5500.

Year Ended
December 31,
2011
Plan interest in Ashland Inc. Savings Plan Master Trust investment income	$667,508
Loan interest	51,126
Total net investment appreciation per the financial statements	718,634
Adjustment from contract value to fair value - current year	502,430
Reversal of prior year contract value to fair value adjustment	-
Total appreciation of investments per Form 5500	$1,221,064

The following is a reconciliation of benefits paid to participants per the financial statements to Form 5500.

December 31,
2011
Benefits paid per financial statements	$1,311,632
Subtract: Prior year benefit claims payable	-
Add: Current year benefit claims payable	5,065
Benefits paid per Form 5500	$1,316,697

NOTE I – TAX STATUS OF THE PLAN

On March 18, 2003, the Internal Revenue Service advised the Company that the Plan as amended through January 28, 2002 is a qualified plan and trust under Section 401(a) of the Internal Revenue Code and is therefore exempt from Federal income taxes under provisions of Section 501(a) of the code.  The Plan has been amended since receiving the determination letter to include, among other things, the merger of the BetzDearborn Plan and the performance based and fixed contributions.  A subsequent, off cycle, filing was made with the Internal Revenue Service for amendments through January 31, 2008, the date of such filing.  By letter dated April 22, 2010, the Internal Revenue Service returned the filing to the Company because the filing was off cycle.  The Internal Revenue Service stated that the Plan should be filed during its remedial amendment cycle which ends on January 31, 2011.  The Company submitted an updated filing to the Internal Revenue Service in January 2011.  As of the date of these financial statements, a determination letter has not yet been received from the Internal Revenue Service; however, the Plan administrator and the Plan’s counsel believe that the Plan is designed and currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

ASHLAND INC. UNION EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

NOTE I – TAX STATUS OF THE PLAN (continued)

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for the plan years ended prior to 2008.

NOTE J – RISKS AND UNCERTAINTIES

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

SCHEDULE I

Ashland Inc. Union Employee Savings Plan

Schedule of Assets Held for Investment Purposes at End of Year
Attachment for Schedule H, Line 4i

As of December 31, 2011

Ashland Inc. Union Employee Savings Plan, EIN 51-0023450, PN 020

	(a)	(b)	(c)	(d)	(e)
			Description of		Current
		Identity of Issue	Investment	Cost^	Value

		Interest in the Ashland Inc. Savings Plan Master Trust	Master Trust		$26,989,911

*		Participant Loans	1-10 Years, interest 4.25% - 9.25%	$ -	1,247,575

$28,237,486
__________________
*		Indicates parties-in-interest to the Plan
^		Required for nonparticipant-directed investments only

SIGNATURES

THE PLAN.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ASHLAND INC. UNION EMPLOYEE SAVINGS PLAN

Date: June 22, 2012	By /s/ Lamar M. Chambers
Lamar M. Chambers
Senior Vice President and Chief Financial Officer of Ashland Inc. Chairperson of the Ashland Inc. Investment and Administrative Oversight Committee

EXHIBIT INDEX

23.1           Consent of Blue & Co., LLC
23.2           Consent of Morison Cogen LLP